Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Shareholders, Board of Directors, and Audit Committee

Dogwood Therapeutics, Inc.

We consent to the incorporation by reference in the Registration Statements on Forms  S-3 and S-8 (Nos. 333-263700, 333-265757, and 333-251544) of Dogwood Therapeutics, Inc. (formerly, Virios Therapeutics, Inc.) (the "Company") of our report dated March 31, 2025, with respect to the consolidated financial statements of the Company, included in this Annual Report on Form 10-K for the year ended December 31, 2024. Our report contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements.

/s/ Forvis Mazars, LLP

Atlanta, Georgia

March 31, 2025